UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute a sale or executing a sale directly with a market maker.

1(a)	NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
	Ameristock ETF Trust	20-8583643	001-33568

1(d)	ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.

	1320 Harbor Bay Parkway, #145		Alameda	CA	94502	(925) 376-3490

2(a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE

	Robert Nguyen	Shareholder	1320 Harbor Bay Parkway, #145 Alameda CA			94502
	Howard Mah	Secretary and CCO	1320 Harbor Bay Parkway, #145 Alameda CA			94502
	Nicholas Gerber	President	1320 Harbor Bay Parkway, #145 Alameda CA			94502

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
Ameristock/Ryan 10 Year Treasury ETF	Stifel Nicolaus 501 N. Broadway St. Louis, MO 63102-2188		100	$2,496.96		July 9, 2007	AMEX
Ameristock/Ryan 10 Year Treasury ETF	Zecco Trading 2084 E. Francis Street Ontario, CA 91761		100	$2,513.52		July 11, 2007	AMEX
Ameristock/Ryan 10 Year Treasury ETF	Charles Schwab 101 Montgomery Street San Francisco, CA 94104		200	$5,081.96		July 20, 2007	AMEX

INSTRUCTIONS:			3.	(a)	Title of the class of securities to be sold.
1.	(a)	Name of issuer.		(b)	Name and address of each broker through whom the securities are intended
	(b)	Issuer's IRS Identification Number.			to be sold.
	(c)	Issuer's SEC file number, if any.		(c)	Number of shares or other units to be sold (if debt securities, give the
	(d)	Issuer's address, including zip code.			aggregate face amount).
	(e)	Issuer's telephone number, including area code.		(d)	Aggregate market value of the securities to be sold as of a specified ate within 10 days prior to the filing of this notice.
2.	(a)	Name of person for whose account the securities are to be		(e)	Number of shares or other units of the class outstanding, or if debt
		sold.			securities the face amount thereof outstanding, as shown by the most recent
	(b)	Such person's relationship to the issuer (e.g., officer,			report or statement published by the issuer.
		director, 10 percent stockholder, or member of immediate		(f)	Approximate date on which the securities are to be sold.
		family of any of the foregoing).		(g)	Name of each securities exchange, if any, on which the securities are intended
	(c)	Such person's address, including zip code.			to be sold.

TABLE I--SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Ameristock/Ryan 10 Year Treasury ETF	7/2/07 7/3/07 7/5/07 7/10/07	Broker Broker Broker Broker	N/A N/A N/A N/A	100 100 100 100	7/2/07 7/3/07 7/5/07 7/1007	Cash Cash Cash Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS

Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

August 30, 2007 __________________________________________________ DATE OF NOTICE	/s/ Rober Nguyen __________________________________________________ Robert Nguyen

August 30, 2007 __________________________________________________ DATE OF NOTICE	/s/ Howard Mah __________________________________________________ Howard Mah

August 29, 2007 __________________________________________________ DATE OF NOTICE	/s/ Nicholas Gerber __________________________________________________ Nicholas Gerber

The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).